Exhibit 99.3

SHARPLINK GAMING LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints the Company’s Chief Financial Officer, Brian Bennett, and Chris Melsha, Esq., or either of them, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.06 per share, of SharpLink Gaming Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 20, 2021 at 4:00 PM Central time at the Company’s headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401 USA, and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSAL 2 AS SET FORTH BELOW.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SHARPLINK GAMING LTD.

December 20, 2021

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS IN PROPOSAL 1 AND “FOR” PROPOSAL 2 BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOW HERE ☒

1.	To reelect directors for a term expiring at the Company’s 2022 Annual General Meeting of Shareholders and when their successors are elected and qualified.

NOMINEES:

JOE HOUSMAN	FOR	AGAINST	ABSTAIN
	☐	☐	☐

ROB PHYTHIAN	FOR	AGAINST	ABSTAIN
	☐	☐	☐

CHRIS NICHOLAS	FOR	AGAINST	ABSTAIN
	☐	☐	☐

PAUL ABDO	FOR	AGAINST	ABSTAIN
	☐	☐	☐

TOM DOERING	FOR	AGAINST	ABSTAIN
	☐	☐	☐

2.	To ratify and approve the appointment of RSM US LLP, registered public accountants, as the Company’s independent registered public accountants for the year ending December 31, 2021 and to authorize the Board of Directors to fix such independent public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Company’s Audit Committee.

FOR	AGAINST	ABSTAIN
☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder	Date

Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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